dATCHAT, INC.

65 CHURCH STREET, 2ND FLOOR

NEW BRUNSWICK, NJ 08901

December 7, 2016

Celeste M. Murphy

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	DatChat, Inc.
Offering Statement on Form 1-A
Filed September 23, 2016
File No. 024-10613

Dear Ms. Murphy:

By letter dated October 17, 2016, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided DatChat, Inc. (the “Company,” “we,” “us” or “our”) with their comments to the Company’s Offering Statement on Form 1-A filed on September 23, 2016. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Securities Being Offered, page 19

1.	We note that you have one share of preferred stock outstanding. Describe any preferred stock restrictions as described in Part II, Item 14(a)(3) of Form 1-A. If there are no such restrictions, please so state.

Response: We have revised our disclosure accordingly.

Selling Security Holders, page 21

2.	The total listed under the fourth column of your Selling Security Holders chart, titled “Amount to be Owned after the Offering”, does not appear to include the correct sum. Please review the amounts provided in your chart and explain the discrepancy or revise your chart as appropriate to include the correct sum.

Response: We have revised our disclosure accordingly.

3.	We note that you indicate that the amount of shares offered by selling shareholders will be limited to 30 percent of the total shares sold in the offering. Please revise your filing to indicate (i) what that percentage is based upon and (ii) how the selling shareholders will be limited from selling any shares that exceed that percentage during the year.

Response: We have revised our disclosure accordingly.

Financial Statements

4	Please update the financial statements to include interim financial statements as of June 30, 2016 and the corresponding period of the preceding fiscal year. Please refer to Form 1-A instructions, Part F/S, paragraph (c)(1) which incorporates (b)(4) and Rule 8-08 of Regulation S-X.

Response: We have updated our financial statements in accordance with Form 1-A instructions, Part F/S, paragraph (c)(1) which incorporates (b)(4) and Rule 8-08 of Regulation S-X.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Darin Myman

Darin Myman

Chief Executive Officer

DatChat, Inc.

65 Church Street, 2nd Floor

New Brunswick, NJ 08901